Eldorado Artesian Springs, Inc.
1783 Dogwood Street
Louisville, CO 80027
March 25, 2011
VIA EDGAR
Ms. Catherine T. Brown
Mr. H. Christopher Owings
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Eldorado Artesian Springs, Inc. Definitive Proxy Statement on Schedule 14A Filed July 26, 2010 File No. 000-18235
Dear Ms. Brown and Mr. Owings:
We received your letter dated March 15, 2011 regarding comments related to the Definitive Proxy Statement on Schedule 14A which was filed on July 26, 2010. On March 17, 2011, we received an extension from your office to respond to the comments within 30 days. We appreciate the consideration and will file our response no later than April 14, 2011.
If you have any immediate questions please do not hesitate to contact me.

Sincerely,
/s/ Douglas A. Larson
Douglas A. Larson
President